November 26, 2021

Kenneth Ellington

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AdvisorOne Funds; File Nos. 811-08037 and 333-20635

Dear Mr. Ellington:

On October 27, 2021, you provided verbal comments to Krisztina Nadasdy with respect to certain prospectus and shareholder report filings for certain series (each, a “Fund”) of AdvisorOne Funds (the “Registrant”) as described below. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Form N-CEN

Comment 1. It appears that the Milestone Treasury Obligations Fund was liquidated on December 15, 2020, however, this series was not identified as terminated on the Form N-CEN filed for the fiscal year ended April 30, 2021, as required by Item B.6.a.ii. Please explain, and refile the N-CEN to include this required information.

Response. The Registrant inadvertently omitted the referenced information when filing the Form N-CEN. The Registrant will refile Form N-CEN with the fund termination information.

Form N-CSR – Financial Statements

Comment 2. The total change in unrealized appreciation/(depreciation) amounts as of April 30, 2021 disclosed in the “Investments in Affiliated Companies” table (Note 6 in the Notes to Financial Statements), for CLS Global Aggressive Equity Fund and CLS Global Diversified Equity Fund do not agree to the correlative amount shown on the related Statement of Operations, as required by Article 12-14 (FN 6F) of Regulation S-X, please advise.

Response. The total change in unrealized appreciation/(depreciation) amounts reflected on the Statement of Operations (“SOP”) are determined at the Fund level by taking the total unrealized appreciation/(depreciation) for all affiliated investments held at the current fiscal year end less the total unrealized appreciation/(depreciation) for all affiliated investments held at the prior fiscal year end. As was the case in this instance, the affiliated table disclosure in Note 6 does not always agree to the SOP due to acquisitions and dispositions of affiliated securities that occurred during the period.

November 26, 2021

Comment 3. The Audit Opinion in the annual report for the fiscal year ended April 30, 2021, appears to be missing the disclosure regarding audit tenure. Please ensure that the audit tenure is included going forward.

Response. The Registrant notes that the referenced disclosure was included in the audit opinion filed with the annual report for the fiscal year ended April 30, 2021, in the first paragraph under “Basis for Opinion”:

These financial statements are the responsibility of the Funds’ management. Our responsibility is to express an opinion on the Funds’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the auditor of one or more of the funds in the Trust since 2003.

The Registrant will continue to ensure that such disclosure is included in future filings.

Registration Statement

Comment 4. We note that the principal risks for each Fund appear in alphabetical order in the prospectus. In the next annual update of the registration statement, please prioritize the risks that are most likely to adversely affect each Fund’s net asset value, yield, and return. Please note that after listing the most significant risks, the remaining risks may be alphabetized.

Response. The Registrant will revise the order of the risks as requested in the next annual update.

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If you have any questions or additional comments, please call Krisztina Nadasdy at 614-469-3243.

Sincerely,

/s/Krisztina Nadasdy

Krisztina Nadasdy